

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2023

Kai Liekefett
Partner
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

> **Re: GENWORTH FINANCIAL INC**
> **Preliminary Proxy Statement filed March 24, 2023**
> **SEC File No. 1-32195**

Dear Kai Liekefett:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used here have the same meaning as in the proxy statement listed above.

Preliminary Proxy Statement filed March 24, 2023

General

1. We note the disclosure in multiple places in the proxy statement that a plurality voting standard will apply to the election of directors. However, we also note your disclosure that the Company is not using a universal proxy card here because Mr. Scott Klarquist has not met the deadline to provide the information required by Rule 14a-19 within the time period specified in that Rule, although he did meet the deadline under the Company's own advance notice bylaw provision. We note that the Company amended its bylaws in October 2022 and filed those amendments under cover of a Form 8-K filed October 19, 2022. Please identify the specific bylaw amendment language and provide an analysis supporting your view that Mr. Klarquist's nomination is invalid but triggers the use of a plurality rather than a majority voting standard here.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions